ONE BATTERY PARK PLAZA

NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, DC 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

October 11, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin E. Martin, Special Counsel

Re:	Hunter Maritime Acquisition Corp.
Registration Statement on Form F-1
CIK No. 0001679450

Dear Ms. Martin:

Reference is made to the draft confidential registration statement on Form F-1 (the “Draft Registration Statement”) of Hunter Maritime Acquisition Corp. (the “Company”) in connection with the registration of the Company’s units, Class A common shares, and warrants under the Securities Act of 1933, as amended (the “Securities Act”), that was confidentially submitted to the U.S. Securities and Exchange Commission (the “Commission”) for review on September 7, 2016. By letter dated October 3, 2016 (the “First Comment Letter”), the staff of the Commission (the “Staff”) provided the Company with its comments to the Draft Registration Statement. The Registration Statement on Form F-1 (the “Registration Statement”), which responds to the Staff’s comments contained in the First Comment Letter, is today being publicly filed with the Commission via EDGAR.

The following numbered paragraphs correspond to the numbered paragraphs in the First Comment Letter.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company is providing to the Staff on a supplemental basis copies of the written communications, as defined in Rule 405 under the Securities Act, that have been presented to potential investors in reliance on Section 5(d) of the Securities Act. No copies of such written communications were retained by potential investors.

U.S. Securities and Exchange Commission

October 11, 2016

2.	Please provide us a copy of all graphic, maps, photographs, and related captions, or other artwork including logos that you intend to include in your prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

The Company advises the Staff that it does not intend to include in its prospectus any graphic, maps, photographs, and related captions, or other artwork including logos, other than those included in the Registration Statement in the section entitled “The International Shipping Industry.” The Company confirms that prior to printing and distributing its preliminary prospectus, it will provide the Staff with any mock-ups of any pages that include additional pictures or graphics and the accompanying captions.

3.	Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. For example only, we note your disclosure in the section entitled “The International Shipping Industry” beginning on page 117. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

The Company is providing to the Staff, on a supplemental basis, support for all quantitative and qualitative business and industry data used in the Company’s Registration Statement and will provide to the Staff, on a supplemental basis, any additional support for such data used in future amendments to the Company’s registration statement on Form F-1, prior to its effectiveness.

Risk Factors, page 28

4.	We note that on page 4 and 84 of the registration statement you disclose that none of your management team “has had direct experience with [blank check or] special purpose acquisition companies.” Please add a risk factor addressing this statement.

In response to the Staff’s comment, the Company has included a risk factor addressing the limited experience of the Company’s management team with blank check companies or special purpose acquisition companies, entitled “The past performance or acquisition experience of the Saverys family, the CMB Group, or our management team may not be indicative of our future performance.”

U.S. Securities and Exchange Commission

October 11, 2016

If third parties bring claims against us, the proceeds held in the trust account could be reduced . . . , page 36

5.	We note that on page 109 you state that if you are unable to complete your initial business combination, the amount you public shareholders would receive at dissolution “would be $10.00 [per share].” You go on to state, however, that the trust account could become subject to claims by creditors and/or other third parties such that you cannot assure shareholders that they will receive this amount. Please revise this risk factor to describe what value per share a shareholder can expect to receive at redemption.

In response to the Staff’s comment, the Company has revised the referenced risk factor to include additional disclosure on the price per share a shareholder can expect to receive at redemption.

Our officers and directors presently have . . . , page 49

6.	We note that your assertion that the “fiduciary or contractual obligations to [other] entities” that your officers and directors possess will not materially undermine or affect your ability to complete your initial business combination. Please revise your risk factor disclosure to address the potential consequences of this issue.

In response to the Staff’s comment, the Company has revised the referenced risk factor to include additional disclosure on the potential consequences to the Company resulting from certain conflicts of interests that its officers and directors may have.

In order to effectuate an initial business combination, blank check companies have, in the past, amended various provisions of their charters and other governing instruments . . . , page 54

7.	Please expand your disclosure to discuss whether the type of potential amendments you could potentially make would fundamentally change the nature of the security being offered through this registration statement.

In response to the Staff’s comment, the Company has revised the referenced risk factor to expand its disclosure regarding potential amendments to its articles of incorporation or governing instruments that could fundamentally change the nature of the securities being offered through the registration statement.

Because we are incorporated under the laws of the Republic of the Marshall Islands . . . , page 58

8.	We note your disclosure here and on page 1 that the Marshall Islands has a “less developed body of securities laws as compared to the United States and

U.S. Securities and Exchange Commission

October 11, 2016

provides protections to an investor to a lesser extent.” Please revise your disclosure to make it clear that you are subject to the federal securities laws of the United States as well as the laws of the Marshall Islands.

In response to the Staff’s comment, the Company has revised the referenced risk factor and its disclosure under the heading “Service of Process and Enforcement of Civil Liabilities” to clarify that the Company is also subject to the federal securities laws of the United States.

Proposed Business

Business Opportunity and Strategy, page 83

9.	Please revise this section to discuss whether the evaluation of a prospective target business or entity includes consideration of whether management will retain their positions after the initial business combination.

In response to the Staff’s comment, the Company has revised the referenced disclosure to state that the Company does not believe that the ability of its management to retain their positions with the Company after the consummation of its initial business combination will be a determining factor in the Company’s decision to proceed with a potential business combination.

Description of Securities

Limitation on Liability and Indemnification of Directors and Officers, page 166

10.	We note that your constitutive documents indemnify your directors and officers to the fullest extent of the law. However, as you later disclose, the fact that your directors and officers have insurance taken out against any liability of theirs, and have waived any right to monies in the trust account, may discourage shareholders from bringing lawsuits against them for breach of their fiduciary duty. Please revise your disclosure to include a risk factor addressing this fact.

The Company advises the Staff that it has revised the referenced disclosure to remove the statement that shareholders may be discouraged from bringing lawsuits against the Company’s directors and officers for breach of their fiduciary duty due to the fact that such directors and officers may have liability insurance. Accordingly, the Company has not revised its registration statement on Form F-1 to include the referenced risk factor.

U.S. Securities and Exchange Commission

October 11, 2016

Signatures

11.	Please include the signature of your controller or chief accounting officer. Refer to Instruction 1 to Signatures on Form F-1 for additional guidance.

In response to the Staff’s comment, the Company has revised the signature page of the Registration Statement to identify the principal accounting officer.

If you have any questions or comments concerning the enclosed, please feel free to contact the undersigned at (212) 574-1223 (wolfe@sewkis.com), Robert E. Lustrin at (212) 574-1420 (lustrin@sewkis.com), or Filana R. Silberberg at (212) 574-1308 (silberberg@sewkis.com).

Sincerely,

/s/ Gary J. Wolfe
Gary J. Wolfe, Esq.